

Offering Statement for LokDon, LLC ("LokDon")

LokDon, LLC ("LokDon," the "Company," "we," or "us"), a South Carolina LLC incorporated on 02/03/2017, is holding the following offering:

SAFE (Simple Agreement for Future Equity) with a valuation cap of $6,000,000. The minimum Contribution is $150. Once this SAFE converts, they convert into units of CF Shadow Series, which do not come with any voting rights.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $150. The Company must reach its Target Offering Amount of $10,000 by January 31st, 2022 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY

JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://lokdon.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. **What is the name of the issuer?**

LokDon, LLC

1225 Laurel St.

Columbia, South Carolina 29201

Eligibility

2. **The following are true for LokDon, LLC:**

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Josiah Umezurike - Founder & CEO

Employee Background

Josiah Umezurike comes with a computer engineering background. He is a veteran in Information Technology and Information Security with over 20 years of professional experience. As a practitioner, he is a non-affiliate non-conventional and non-traditional researcher and a serial inventor of many cryptographic schemes in the area of:
a. Quantum resistant Endpoint-to-endpoint cryptography for mobile and IOT devices.
b. Industrial internet encryption version 1.o
c. Distributed ledger system for electronic transactions.
d. Decentralized secure true digital ID system
e. Holistic cyber solutions that threatens the kill chain in cyber security.

3-Year Work History

Josiah had been with LokDon since inception as a founder. He has served as the CTO since 2017.
From 2017 to 2019 he also consulted with the State of South Carolina DHEC as a Security analyst Tech Lead.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner

that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Josiah Umezurike

Securities

11,500,000 Units

Security Class

Common Units

Voting Power

100%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

LokDon creates solutions that protect online privacy and secure corporation's and client's information using patented keyless authentication and platform-agnostic internet protocols designed to keep your information a secret before and after you might have shared it.

LokDon has everything you need to defend your website, including:
1. Data Decentralization: Records are distributed across nodes. We have engaged an anonymous method or protocol allowing each user or node to keep its records.
2. Autonomous Poly/Homomorphic Encryption: Encryption/decryption of all data with 2048 bit AES derivative. Just like any progressive development, this layer of LokDon technology is quite novel.
3. Friendly Documentation: Some of the support and extended features may not be free but a general use of the system in personal application is supported as it is.

Our model is B2B targeting small businesses & enterprises with 1 or more *employees* e.g software companies. We engage decision makers Owners, Product managers & CISOs.
Revenue comes from:
1. Corporate licenses and IP royalty
2. SDK development, support, plan and subscription fees.

3. Managed team services
We have COTS software development kits for developers, businesses, enterprises and strategic partners (SP).

This could be easily implemented by embedding instructions and protocols anywhere data is found. More so, you do not need to change your infrastructure or buy any special hardware.

It is a dynamic cryptographic system which engages the nature of the digital world to address future threats and attack vectors on computers, networks and the internet at large. We have built a robust, fast, low-cost, security module as a software service (SMaaSS). A quantum resistance cryptographic system that challenges the current state against high level security lapses in constrained environments like OT and IoT systems.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities

Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	$10,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	$10,000
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	$250,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	$250,000
Price Per Security	N/A
Minimum Individual Purchase Amount	$150
Offering Deadline	January 31st, 2022
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

LokDon, LLC ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Sales and marketing teams	30%	$3,000	30%	$75,000
Business development team	25%	$2,500	25%	$62,500
Engineering team	30%	$3,000	30%	$75,000
Employee education	15%	$1,500	15%	$37,500
Total	100%	$10,000	100%	$250,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. **How will the issuer complete the transaction and deliver securities to the investors?**

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. **11. Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

This is an offering of a SAFE, under registration exemption 4(a)(6), in LokDon, LLC. This offering must raise at least $10,000 by January 31st, 2022 at 11:59 pm ET. If this offering doesn't reach its target, then your money will be refunded. LokDon may raise up to $250,000, the offering's maximum.

The SAFE has a valuation cap of $6,000,000.

13. **Do the securities offered have voting rights? Voting Rights and Proxy:**

Upon execution of the SAFE, the investor is awarded CF Shadow Series stock, which are a non-voting series of Equity Interests that are otherwise identical in all respects to the units of Equity Interests issued in the relevant Equity Financing except that they have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company.

14. **Are there any limitations on any voting or other rights identified above?** See Question 13.

15. **How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be

completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Voting Rights
Common	11,500,000	11,500,000	N/A	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes, the securities being offered do not come with any voting rights. All voting rights are given to a proxy.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

24. What other exempt offerings has the Company conducted within the past three years?

LokDon has not completed any other exempt offerings in the past three years.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**

2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

LokDon answers NO to this question.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

LokDon launched in April 2021 and already has some operating history. The company is projecting to close to $250,000 in revenue by the year end.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

LokDon just launched in April 2021, so there is limited historical results. However, LokDon has $80,000 liquid and the founder has contributed $580,000 in capital to LokDon throughout its inception.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See attachments:
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by

Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. In connection with the purchase or sale of any security?

ii. Involving the making of any false filing with the Commission?

iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

1. Association with an entity regulated by such commission, authority, agency or officer?
2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

ii. Places limitations on the activities, functions or operations of such person?

iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

LokDon, LLC answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Governance:

Articles of Incorporation:
See Exhibit D
Corporate Bylaws:
See Attachment.

Opportunity:

Offering Page: See Exhibit B

Financials:

See Exhibit A

Subscription Agreement:

See Exhibit C

Exhibit A

Financial Statements I hereby certify that the financial statements provided for LokDon, LLC and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by this principal executive officer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.201(bb).

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.



LokDon

Balance Sheet

As of October 21, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (0353)	3,678.87
QuickBooks Cash + Envelopes	50,155.27
Total Bank Accounts	**$53,834.14**
Accounts Receivable	
Accounts Receivable (A/R)	15,604.00
Total Accounts Receivable	**$15,604.00**
Other Current Assets	
Uncategorized Asset	1,000.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,000.00**
Total Current Assets	**$70,438.14**
TOTAL ASSETS	**$70,438.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	
Federal Taxes (941/944)	540.42
Federal Unemployment (940)	15.00
SC Income Tax	120.11
SC Unemployment Tax	0.00
Total Payroll Liabilities	**675.53**
Total Other Current Liabilities	**$675.53**
Total Current Liabilities	**$675.53**
Total Liabilities	**$675.53**
Equity	
Opening Balance Equity	799.83
Owner's Pay & Personal Expenses	-1,412.99
Retained Earnings	-640.77
Net Income	71,016.54
Total Equity	**$69,762.61**
TOTAL LIABILITIES AND EQUITY	**$70,438.14**



UNAUDITED

LOKDON

LokDon

Profit and Loss

January 1 - July 6, 2021

	TOTAL
Income	
Services	77,070.79
Total Income	**$77,070.79**
GROSS PROFIT	**$77,070.79**
Expenses	
Advertising & Marketing	290.47
Ask My Accountant	1,000.00
Car & Truck	80.00
Contractors	3,426.99
Job Supplies	53.45
Legal & Professional Services	1,800.00
Meals & Entertainment	321.26
Office Supplies & Software	533.10
Payroll Expenses	
Taxes	206.25
Wages	2,500.00
Total Payroll Expenses	**2,706.25**
QuickBooks Payments Fees	232.73
Rent & Lease	1,000.00
Total Expenses	**$11,444.25**
NET INCOME	**$65,626.54**

Exhibit B

Offering Page

LokDon

LokDon is a cyber security and software development company focusing on internet and cloud security by using encryption technology to build the future cryptographic systems for developers and software development companies. LokDon creates solutions that protect online privacy and secure corporation' and client' information using patented keyless authentication and platform-agnostic internet protocols.

Don't fret!
!!!
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Progress: 0 %

Funding Raised
$0.00

Funding Goal
$10,000-$250,000

Days Remaining
92 Days

Invest Now

Company Website   SAVE DEAL

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

LokDon is a cyber security and software development company focusing on internet and cloud security by using encryption technology to build the future cryptographic systems for developers and software development companies. LokDon creates solutions that protect online privacy and secure corporation' and client' information using patented keyless authentication and platform-agnostic internet protocols designed to keep your information a secret before and after you might have shared it.

ORACLE
CLOUD
aws
Dropbox
Azure
Google
LokDon creates solutions that protect online privacy and secure corporation' and client' information using patented keyless authentication and platform-agnostic internet protocols designed to keep your information a secret before and after you might have shared it.
• Over 10x the capacity of current symmetric/asymmetric cryptography
• Redefinition of data for identification products
a. Data Nucleus Aggregator(DNA)
b. Digital Data Nucleic Authority (DDNA

Problem

The internet was not built with security in mind and this has created a band-aid culture in cybersecurity. We relish the making of tools instead of building solutions. Lokdon is a cyber and software security development company with a focus in doing social good by protecting online privacy, securing corporations and their clients' information.

The Problem
LOKDON
Internet is broken
Lack of Control

Security Type:
SAFE

Valuation Cap
$6,000,000

Discount Rate
None

Post Money Valuation:
N/A – SAFE

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
January 31, 2022

Minimum Investment Amount:
$150

Target Offering Range:
$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Problem

The internet was not built with security in mind and this has created a band-aid culture in cybersecurity. We relish the making of tools instead of building solutions. Lokdon is a cyber and software security development company with a focus in doing social good by protecting online privacy, securing corporations and their clients' information.



The Problem
LOKDON
Internet is broken
Lack of Control
Expensive Security
Puppets on a string
Social Dilemma: Targeted Ad



Post COVID Tech Afrika
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Share
LOKDON
LOKDON

Solution

We Created Solutions That Protect Online Privacy; Secure Corporation's and Clients' Information. LokDon has built a robust, fast, low-cost, security module as a software service using patented keyless authentication and platform-agnostic internet protocols designed to keep your information a secret before and after you might have shared it.

LokDon Has Everything You Need To Defend Your Website

1. Data Decentralization: Records are distributed across nodes. We have engaged an autonomous method or protocol allowing each user or node to keep its records.
2. Autonomous Poly/Homomorphic Encryption: Encryption/decryption of all data with 2048 bits AES derivative. Just like any progressive development. This layer of LokDon technology is quite novel.
3. Friendly Documentation: Some of the support and extended features might not be free but a general use of the system in personal application is supported as it is.
4. General Use: It is readily available in all applications where data needs to be secure. It comes with easy integration. You can incorporate this into a simple mobile application as well as complex enterprise software regardless of the OS platform.
5. Hides Data: The system remains secure and compliant to all sort of classified data while filtering unauthorized users. It covers all known standards, compliances (GDPR & CCPA) and most regulatory mandates or statues.
6. Indefatigable: Corporations and clients can modify the modes of operation to their liking and technical specification. This will withstand any future rise in advanced encryption hacking techniques and/or analysis.



The Solution
LOKDON
Keyless Authentication
Dynamic Identifier
Economic gains
Confidential and private
Correct and Sound

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Business Model

LokDon's business model is B2B. They have various products ranging from collaboration, sdesktop, evault and many others tailored for secure needs that businesses can choose to purchase. These are purchased through multiple plans that the business can choose with various pricing and features. The pricing always includes a monthly subscription, producing monthly revenue for LokDon.

LokDon has many revenue sources, including: Corporate Licenses, IP Royalty, Managed Team Services/Development, Service Plan Initial Admin Fees, Support, and Subscription Fees.

Business Model
B2B SALES
Corporations, small businesses & enterprises with 1 or more employers e.g software companies. Owners, Product managers & CISOs. Revenue comes from 1. Corporate licenses and IP royalty 2. Development, support and subscription fees.

Traction & Customers

LokDon has partnered with many companies as their cybersecurity solution. This includes a partnership with Oracle to sell modules on oracle cloud infrastructure. LokDon also has partnered with 7 Eagle Group to bring military veterans into their workforce.

Investors

There have been no other significant outside investments in LokDon besides the contributions from the Founder.

Terms

This is an offering of a SAFE, under registration exemption 4(a)(6), in LokDon LLC. This offering must raise at least $10,000 by January 31st, 2022 at 11:59 pm ET. If this offering doesn't reach its target, then your money will be refunded. LokDon, LLC may raise up to $250,000, the offering's maximum.

The minimum investment amount is $150.00.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

LokDon



LokDon is a cyber security and software development company focusing on internet and cloud security by using encryption technology to build the future cryptographic systems for developers and software development companies. LokDon creates solutions that protect online privacy and secure corporation' and client' information using patented keyless authentication and platform-agnostic internet protocols.



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Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Market Projection

$250+k by year end



Financial Projections 1
LOKDON

Competition

LokDon has expertise in this area with over 20 years research in cyber, information and data security. A strong non-conventional, non-traditional and non-affiliate mindset is what we bring. This empowers LokDon to solve an old problem in a new way: Performing security of information by encrypted verification, validation and evaluation without moving keys from point A to point B. We build a platform agnostic and decentralized security.



Competition B2B
LOKDON
Competitive Position
Gartner Grid
of solution features
Keyless
Platform
Platform-Agnostic
LOKDON
VALIDIDE
XG
sovrin
trinsic
boxcryptor
brave
Key

Virtual Business Pitch   Market Projection   Communication Channel   Team   About



Josiah Umezurike
CTO acting CEO
Background

Josiah Umezurike comes with a computer engineering background. He is a veteran in Information Technology and Information Security with over 20 years of professional experience. As a practitioner, he is a non-affiliate non-conventional and non-traditional researcher and a serial inventor of many cryptographic schemes in the area of: a. Quantum resistant Endpoint-to-endpoint cryptography for mobile and IOT devices. b. Industrial internet encryption version 1.o c. Distributed ledger system for electronic transactions. d. Decentralized secure true digital ID system e. Holistic cyber solutions that threatens the kill chain in cyber security.

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Legal Company Name

LokDon

Location

**1225 Laurel St.
Columbia, South Carolina 29201**

Number of Employees

14

Incorporation Type

LLC

State of Incorporation

South Carolina

Date Founded

April 15, 2017

Exhibit C

Subscription Agreement

LokDon LLC
LokDon
(Crowdfunding Simple Agreement for Future Equity)
Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "Investor", and together with all other Series 2021 LokDon holders, "Investors") of $[_____] (the "Purchase Amount") on or about [Date of LokDon], LokDon LLC, a South Carolina limited liability company (the "Company"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.
The "Valuation Cap" is $6,000,000.
See Section 2 for certain additional defined terms.
1.
Events
(a)
Equity Financing.
(i) If an Equity Financing occurs before this instrument terminates in accordance with
Sections 1(b)-(d) ("First Equity Financing"), the Company shall promptly notify the Investor of the
closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the
term of this LokDon without converting the Purchase Amount to Equity Interests; or (2) issue to the
Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or
another class issued by the Company), as applicable, sold in the First Equity Financing. The number of
units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the
Purchase Amount by (y) the First Equity Financing Price (as defined below).
(ii) If the Company elects to continue the term of this LokDon past the First
Equity Financing and another Equity Financing occurs before the termination of this LokDon in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly - 2 -
notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary
decision to either (1) continue the term of this LokDon without converting the Investor's Purchase
Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the
Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the

Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall
equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.
(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary
information and documentation requested by the Company or the Intermediary in order to effect the
conversion of this LokDon, as contemplated in this Section 1(a), within thirty (30) calendar days of
receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity
Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this
LokDon to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to
the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other LokDon that failed to act as required herein (collectively, the "Cash-Default Investors") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.
(b)
Liquidity Event.
(i) If there is a Liquidity Event before the termination of this instrument and before
any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice
(whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a
lesser amount as described below) or (2) to receive from the Company a number of units of Common
Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity
Price.
(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but
before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of
receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase
Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of
the most recent issued Equity Interests (whether Preferred Securities or another class issued by the
Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity

Interests granted in connection therewith shall have the same liquidation rights and preferences as the units
of Equity Interests issued in connection with the Company's most recent Equity Financing.
(iii) If there are not enough funds to pay the Investor and holders of other LokDons
(collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be
distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase
Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described
below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with,
the consummation of the Liquidity Event.
Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines
in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section
1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in
lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good
faith by the Company's board of directors. - 3 -
If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information
and documentation requested by the Company or the Intermediary in order to effect the conversion of this
LokDon or (ii) notify Company of its selection to receive the cash payment or units of the most recently
issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of
notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall
only be eligible to receive the cash payment option, and the Company shall keep a record of the cash
payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed
cash payment amount shall be subject to applicable state escheatment laws.
(c)
Dissolution Event. If there is a Dissolution Event before this instrument terminates in
accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred
Securities, the Company will distribute its entire assets legally available for distribution with equal priority
among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined
in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders

of instruments sharing in the assets of the Company at the same priority as holders of Common Securities
upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)

Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the
earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common
Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for
payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. Definitions

"CF Shadow Series" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the
Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities
in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"Change of Control" means (i) a transaction or series of related transactions in which any "person"
or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as
amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of
1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the
Company having the right to vote for the election of members of the Company's board of directors or
manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding

immediately prior to such transaction or series of related transactions retain, immediately after such
transaction or series of related transactions, at least a majority of the total voting power represented by the
outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease
or other disposition of all or substantially all of the assets of the Company.

"Common Securities" means common limited liability company membership units of the
Company or common stock of the Company, if the Company is restructured as a corporation, including the
securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of
this LokDon, "common limited liability company membership units" refers to those interests in the
Company that, as of the relevant event, would be last to receive a repayment of all capital contributions
made in respect of such interests.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for
the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary)
seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other
liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or
involuntary.

"Equity Financing" shall mean the next sale (or series of related sales) by the Company of its
Equity Interests to one or more third parties following the date of this instrument from which the Company
receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of
any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or
convertible promissory notes) with the principal purpose of raising capital.

"Equity Interests" shall mean Common Securities, Preferred Securities, any other capital or
profits interest of the Company or any securities convertible into, exchangeable for or conferring the
right to purchase (with or without additional consideration) Common Securities or Preferred Securities,
except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer,
employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or
retaining his, her or its services, (ii) any convertible promissory notes issued by the Company,
and (iii) any SAFEs issued.

"First Equity Financing Price" shall mean (x) if the pre-money valuation of the Company

immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price
per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the
Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE
Price.
"Fully Diluted Capitalization" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or
exercise of all convertible and exercisable securities then outstanding, including units of convertible
Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests,
but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under
any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the
Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any
outstanding convertible promissory notes or SAFEs.

"Intermediary" means PICMII LLC, a registered securities crowdfunding portal CRDxxxxxxxxxx, or a qualified successor.
"IPO" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of
- 4 –

the United States or of a province of Canada, or (II) a registration statement which has been filed with the
United States Securities and Exchange Commission and is declared effective to enable the sale of Equity

Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity

Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities

Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange,

or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of

the issued and outstanding Equity Interests of the Company.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or

conversion of all outstanding vested and unvested options, warrants and other convertible securities, but

excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or

similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are

issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the

Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such

period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other

distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Securities" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"SAFE" means any simple agreement for future equity (or other similar agreement), including a LokDon, which is issued by the Company for bona fide financing purposes and which may convert

into Equity Interests in accordance with its terms.

"SAFE Price" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and
operate its properties and carry on its business as now conducted.
(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to
the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument

constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in
accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.
(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company;
(ii) result in the acceleration of any material indenture or contract to which the Company is a party or by
which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue
of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization
applicable to the Company, its business or operations.
(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of directors; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the
authorization of units of CF Shadow Series issuable pursuant to Section 1.
(e) If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery
upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect
the conversion contemplated by this instrument, and, from time to time, will take all steps necessary

to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable
upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon
any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens,
security interests, charges and other encumbrances or restrictions on sale and free and clear of all
preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of
the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act
of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company
by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities
under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the
Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger
or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the
laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer
agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer
agent for the Company with respect to the LokDon.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of
the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in
section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment
company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule
503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make
timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified

company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the
United States or the District of Columbia.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this

instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding
obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy,
insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights
generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant
to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the
underlying securities may be resold or otherwise transferred unless they are registered under the Securities
Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain
state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for
resale in connection with, the distribution thereof, and the Investor has no present intention of selling,
granting any participation in, or otherwise distributing the same. The Investor understands that the
Securities have not been, and will not be, registered under the Securities Act or any state securities laws,
by reason of specific exemptions under the provisions thereof which depend upon, among other things, the
bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed
herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B)
of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether
to acquire this instrument and the underlying securities, and the Investor represents that the Investor has
had an opportunity to ask questions and receive answers from the Company regarding the terms and
conditions of this instrument and the underlying securities and to obtain any additional information
necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this

instrument, the Investor is not relying on the advice or recommendations of the Company or of the
Intermediary and the Investor has made its own independent decision that an investment in this instrument
and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no
federal or state agency has passed upon the merits or risks of an investment in this instrument and the
underlying securities or made any finding or determination concerning the fairness or advisability of this
investment.

(f) The Investor understands and acknowledges that as a LokDon investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

- 7 - (h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the LokDon and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the LokDon or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the LokDon and the underlying

securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i)
the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest
in the LokDon; (ii) any foreign exchange restrictions applicable to such subscription and purchase;
(iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other
tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or
transfer of its beneficial interest in the LokDon and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd
SAFE (and the Investor's beneficial interest therein) and the underlying securities.
(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority
to enter into this LokDon; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the
part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or
bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the
Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the
Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or
by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.
(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in
the Company's Form C and the offering documentation filed with the SEC.
(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that Investor is prepared to bear the risk
of such total loss.
5. Transfer Restrictions.
(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option
or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to
purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any

securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests

(whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B)
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic
consequences of ownership of such securities; whether any such transaction described in clause (A) or (B)
above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period.

The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company

held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the

underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to

make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed

disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require

registration of such securities under the Securities Act.

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(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this LokDon and any certificates evidencing the underlying securities, together with any other legends that may be required by

state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor

and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of LokDon.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors LokDon).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control

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with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and

provided, further, that the Company may assign this instrument in whole, without the consent of the

Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one

or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate

this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any

other term or provision of this instrument and the remaining terms and provisions of this instrument will

remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h) All rights and obligations hereunder will be governed by the laws of the State of Maine, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration

administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration

Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be

final, non-appealable and binding on the parties and may be entered and enforced in any court having

jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by

respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its

Commercial Rules. The place of arbitration shall be Portland, Maine. Except as may be required by law

or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of

any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this LokDon is, and at all times has been, intended to be characterized as stock, and more

particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the

Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this LokDon consistent with the foregoing intent for all United States federal and state income tax purposes (including,

without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this LokDon and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether

actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

LokDon LLC

By:

Name: Josiah Umezurike

Title: Founder & CEO

Address: 1225 Laurel St. Unit 408 Columbia, SC 29201

Email: jumezurike@lokdon.com

INVESTOR:

By:

Name:

Exhibit D

Articles of Incorporation



The State of South Carolina

Office of Secretary of State Mark Hammond

Certificate of Existence

I, Mark Hammond, Secretary of State of South Carolina Hereby Certify that:

LOKDON, LLC,

a limited liability company duly organized under the laws of the State of South Carolina on February 3rd, 2017, with a duration that is at will, has as of this date filed all reports due this office, paid all fees, taxes and penalties owed to the State, that the Secretary of State has not mailed notice to the company that it is subject to being dissolved by administrative action pursuant to S.C. Code Ann. §33-44-809, and that the company has not filed articles of termination as of the date hereof.

Given under my Hand and the Great Seal of the State of South Carolina this 7th day of August, 2018.

Mark Hammond

Mark Hammond, Secretary of State